82-3209

OMV

[redacted]

02028601

News Release

www.omv.com

OMV decides not to submit a bid in the current tender process for Hellenic Petroleum shares

On February 8, OMV Aktiengesellschaft was officially invited to participate in the tender for the purchase of a 23% share in the Greek oil company Hellenic Petroleum. In recent months, OMV carefully analyzed both Hellenic Petroleum as a company and the potential benefits of an acquisition of 23% of its shares.

However, OMV has decided not to submit a bid in the current tender process. Wolfgang Ruttenstorfer, Chief Executive Officer of the OMV Group explains the Company's decision as follows: "In its current form, we believe that the envisaged transaction structure would not deliver the financial returns requested by OMV". Notwithstanding this decision, OMV remains strongly committed to its growth strategy based on a solid financial basis.

The OMV strategy: Primary focus on organic growth
In line with OMV's primary focus on organic growth, acquisitions will only be actively sought and considered if the economic benefits of the investments are clear. The Hellenic Petroleum proposition in its current format does not satisfy this requirement. Ruttenstorfer: "As a financially strong and growing company, we can focus primarily on our strong organic growth potential. We will not enter into transactions which fail to deliver clear economic benefits for our shareholders." At the end of January 2002, OMV announced an increase in its medium-term investment program. In the three years ending 2004, the Group will invest a total of EUR 2.7 billion in its core businesses of Exploration and Production, Marketing and melamine. The ambitious goal is to double the sales volume within the next five to seven years.

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dlw 4/23

For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Internet home page: http://www.omv.com

Weber Shandwick Square Mile
Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–March 2002** on May 14, 2002

OMV

News Release

April 5, 2002
For immediate release

www.omv.com

OMV: New Oil Discovery in the Murzuk Basin in Libya

- **First exploration well in Block NC190 discovered oil**
- **Successful exploration activities in the Murzuk Basin extended to a further block**

OMV, the Central European oil and gas Group, today announces that OMV Oil Exploration GmbH, a wholly owned subsidiary, and its joint venture partners have made a substantial oil discovery in the Murzuk Basin (Sahara Desert) in Libya. The exploration well A-1 in Block NC190, located some 800 km south of Tripoli, has found a significant oil column in the so called Hawaz Formation. Flow rates of up to 700 barrels of oil per day (40,5°API) have been reported. Helmut Langanger, member of the OMV Executive Board with responsibility for Exploration and Production, commented: "This first discovery in Block NC-190 strongly supports our Company's strategy to continue exploration in the Murzuk basin and to further apply our experience and comprehensive expertise in this core area."

OMV holds interests in three exploration blocks (NC186, NC187 and NC190). NC190 has an extension of 12,400 km² and borders on Block NC186 in the north. Four successful exploration wells in different structures have been drilled in Block NC186 confirming more than 250 million barrels of recoverable reserves. A field development plan for the A-Field was recently submitted to the National Libyan Oil Corporation (NOC). The operator for the exploration blocks NC-186, NC-187 and NC-190 is the Spanish oil company Repsol YPF, holding a share of 32%, and acting on behalf of three other European companies including OMV (24%), TotalFinaElf (France, 24%) and Saga Petroleum Mabruk (Norsk Hydro/Norway, 20%).

Successful Exploration Campaign since 1998
Exploration activities in these blocks commenced in May 1998 after ratification of an Exploration and Production Sharing Agreement (EPSA) for Blocks NC186 and NC187 by the Libyan Parliament. Block NC190 was included in the EPSA in the year 2000.

Oil production from the Murzuk Basin since 1996
Crude oil production from the Murzuk Basin started in December 1996 from the giant El-Sharârah Field, located in block NC-115. This field, operated by Repsol Oil Operations on behalf of NOC and the European companies Repsol-YPF, OMV and TotalFinaElf, is presently producing 160,000 barrels per day of excellent quality sweet light crude (44° API).

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For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Internet home page: http://www.omv.com
Weber Shandwick Square Mile
Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January-March 2002** on May 14, 2002